Report of Independent Auditors

To the Board of Directors and Shareholders of

Globecomm Systems Inc.

We have audited the accompanying combined balance sheet of GlobalSat, LLC (the “Company”) as of December 31, 2006 and the related combined statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of GlobalSat, LLC at December 31, 2006 and the combined results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Melville, New York

July 10, 2007

GLOBALSAT, LLC

COMBINED BALANCE SHEET

December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$8,991
Accounts receivable, net	9,484,710
Inventories	400,113
Prepaid expenses and other current assets	1,675,473
Total current assets	11,569,287
Fixed assets, net	2,928,877
Goodwill	251,605
Other assets	18,938
Total assets	$14,768,707

Liabilities and Parent’s Equity
Current liabilities:
Accounts payable	$887,045
Deferred revenues	8,300,901
Other accrued expenses	847,849
Current portion of long term debt	581,116
Total current liabilities	10,616,911
Long term debt	1,670,871
Other liabilities	35,207
Commitments and contingencies
Parent’s equity	2,445,718
Total liabilities and parent’s equity	$14,768,707

See accompanying notes.

GLOBALSAT, LLC

COMBINED STATEMENT OF OPERATIONS

Year ended December 31, 2006
Revenue	$20,906,906
Costs and operating expenses:
Cost of sales	16,260,274
Selling and marketing	787,952
General and administrative	2,157,285
Total costs and operating expenses	19,205,511
Income from operations	1,701,395
Interest expense	264,042
Net income	$1,437,353

See accompanying notes

GLOBALSAT, LLC

COMBINED STATEMENT OF CASH FLOWS

Year ended December 31, 2006
Operating Activities:
Net income	$1,437,353
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	444,902
Provision for doubtful accounts	46,999
Changes in operating assets and liabilities:
Accounts receivable	(7,814,057)
Inventories	(327,670)
Prepaid expenses and other current assets	(1,554,985)
Accounts payable	813,322
Deferred revenues	8,300,901
Accrued expenses	648,058
Other liabilities	33,160
Net cash provided by operating activities	2,027,983

Investing Activities:
Purchases of fixed assets	(1,174,761)
Acquisition of business	(25,000)
Net cash used in investing activities	(1,199,761)

Financing Activities:
Net transactions with parent	(1,543,346)
Borrowings under notes	1,803,800
Repayments of notes	(1,088,212)
Net cash used in financing activities	(827,758)
Net increase in cash and cash equivalents	464
Cash and cash equivalents at beginning of year	8,527
Cash and cash equivalents at end of year	$8,991

See accompanying notes

GLOBALSAT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2006

1. Description of Business

The combined financial statements of GlobalSat LLC (the “Company” or “GlobalSat”) include GlobalSat, Lyman Maryland Properties, LLC and Turbo Logic Associates, LLC. These companies are 100% owned by Lyman Bros., Inc. (the “Parent”). The Company is a global provider of satellite-based telecommunications services. Headquartered in metropolitan Washington D.C., it employs approximately 70 employees worldwide of which a majority are U.S. Government cleared and has a high concentration of recurring service revenues in the government marketplace.

2. Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes service revenue ratably over the period in which services are provided. Payments received in advance are deferred until the period such services are provided and are presented as deferred revenues in the accompanying balance sheet. Revenue from product sales is recognized when title and risk of loss pass to the customer.

Costs of Sales

Costs consist primarily of satellite space segment charges, network operations expenses, purchased materials, voice termination costs, direct labor and related overhead expenses, and customer related travel and living costs. Satellite space segment charges consist of the costs associated with obtaining satellite bandwidth (the measure of capacity) used in the transmission of services to and from the satellite leased from operators. Network operations expenses consist primarily of costs associated with the operation of the Network Operation Center (the “NOC”), on a twenty-four hour a day, seven-day a week basis, including personnel and related costs and depreciation.

Cash and Cash Equivalents

The Company classifies highly liquid financial instruments with a maturity, at the purchase date, of three months or less as cash equivalents. The Company had no cash equivalents as of December 31, 2006.

Inventories

Inventories, which consist primarily of work-in-progress from costs incurred in connection with specific customer contracts, are stated at the lower of cost (using the first-in, first-out method of accounting) or market value.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Major improvements are capitalized and repairs and maintenance costs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to forty years. Amortization of leasehold improvements and leased equipment is calculated using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Fair Value of Financial Instruments

The recorded amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and debt approximate their fair values principally because of the short-term nature of these items.

GLOBALSAT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of businesses over the fair value of the identifiable tangible net assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite life intangible assets are no longer amortized, but instead tested for impairment at least annually. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment. The net carrying value of goodwill is $251,605 at December 31, 2006. No impairment exists at December 31, 2006.

Long-Lived Assets

For other than goodwill and indefinite life intangibles, when impairment indicators are present, the Company reviews the carrying value of its assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flows expected to be generated by the assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds the future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

The Company evaluates the periods of amortization in determining whether later events and circumstances warrant revised estimates of useful lives. If estimates are changed, the unamortized cost will be allocated to the increased or decreased number of remaining periods in the revised lives.

Income Taxes

The Company’s Parent has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state corporate income taxes on its taxable income; instead, the shareholders are liable for individual income taxes on their respective shares of the Company’s taxable income.

3. Accounts Receivable

Accounts receivable are reported in the combined balance sheet net of an allowance for doubtful accounts of $46,999. The balance at December 31, 2006 includes $170,470 of unbilled receivables which represent revenue for which billings have not been presented to customers at December 31, 2006 and the Company has no remaining obligation to the customer. These amounts are expected to be billed and collected within one year.

4. Inventories

Inventories consist of the following:

December 31, 2006
Raw materials and component parts	$97,648
Work-in-progress	302,465
$400,113

GLOBALSAT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

5. Fixed Assets

Fixed assets consist of the following:

December 31, 2006

Land	$366,029
Building and improvements	1,417,312
Furniture and fixtures	145,263
Computer equipment	218,473
Machinery and equipment	87,347
Satellite earth station equipment	642,867
Network Operations Center	2,140,865
5,018,156
Less accumulated depreciation and amortization	2,089,279
$2,928,877

6. Goodwill

On October 13, 2006, the Company acquired certain assets and rights under specific contracts of Virtue Technologies, Inc. (“Virtue”) for $25,000 in cash and a $300,000 note. Located in Maryland, Virtue designs, implements, maintains and supports network and security technologies. The acquisition was accounted for using the purchase method in accordance with SFAS No.141, Business Combinations. The aggregate purchase price was allocated as $73,395 of fixed assets and $251,605 to goodwill. The note accrues interest at 7% and is payable in equal monthly installments through November 2007. As of December 31, 2006, the remaining balance on this note, including accrued interest, was approximately $256,772.

7. Debt

Debt consists of the following:

December 31, 2006
7.5% Note due September 2009 (a)	$93,928
8.25% Note due November 2008 (a)	132,777
7.99% Note due June 2011 (b)	1,327,713
9.75% Note due July 2009 (a)	401,180
Promissory note related to acquisition of Virtue (a)	256,772
Related party notes at 10% (a)	19,849
Other note (a)	19,768
2,251,987
Less current portion	581,116
Long Term Debt	$1,670,871

(a)	Balances are paid in equal monthly installments.
(b)	Balance is paid in monthly installments of $12,937 with a final payment of $1,074,129 due at maturity.

Approximately $1,964,734 of the debt was used to purchase equipment and is collateralized by the Company’s facility and equipment and personally guaranteed by the largest shareholder of the Parent.

GLOBALSAT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Future minimum payments under these debt agreements, excluding interest, consisted of the following at December 31, 2006:

2007	$581,116
2008	324,549
2009	187,477
2010	63,702
2011	1,095,143
$2,251,987

8. Related Party Transactions

A portion of the general corporate overhead related to the Parent’s corporate and common support services was allocated to the Company. This corporate overhead allocated to the Company of $901,232, primarily consisted of executive management salaries and related expenses, professional fees and accounting support. These allocations were based on actual costs incurred by the Parent. The Company believes that these cost allocations are reasonable for the services provided. Additionally, the Parent collected all payments from customers and funded all working capital requirements and capital expenditures. The net effect of these transactions resulted in an amount payable to the Parent which is included in Parent’s equity.

There are two notes payable to shareholders of the Parent totaling approximately $19,849, which bear interest at 10%.

9. Concentration of Credit Risk

The Company derived 76% of their revenue from one U.S. Government prime contractor. Although there are currently no indications of significant changes in the status of government funding of certain programs, should this occur, the results of operations, financial position and liquidity of the Company could be materially impacted.

10. Retirement Plan

The Parent company maintains a 401(k) plan, which covers substantially all employees of the Company. The plan allows for a matching contribution by the Company equal to the discretionary percentage of a participating employee’s contribution. The Board of Directors authorized a 100% matching contribution for the year ended December 31, 2006. The Company contributed approximately $122,827 to the 401(k) plan during the year ended December 31, 2006, which is included in other accrued expenses in the accompanying combined balance sheet.

11. Commitments and Contingencies

Lease Commitments

The Company currently leases satellite space segment services, office space, teleport services and other equipment under various operating leases, which expire in various years through 2011. As leases expire, it can be expected that in the normal course of business they will be renewed or replaced.

Future minimum lease payments under non-cancelable operating leases with terms of one year or more consisted of the following at December 31, 2006:

2007	$6,317,413
2008	2,343,683
2009	406,673
2010	109,314
2011	55,464
$9,232,547

GLOBALSAT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

12. Subsequent Events

On April 23, 2007, the Company entered into an asset purchase agreement to sell substantially all the assets and certain liabilities to Globecomm Systems Inc. for $18.4 million subject to certain working capital adjustments. The transaction closed on May 2, 2007.

In April 2007, the Company repaid all of its outstanding debt obligations except for the Virtue note of approximately $256,772.

GLOBALSAT, LLC

COMBINED BALANCE SHEET

(UNAUDITED)

March 31, 2007
Assets
Current assets:
Cash and cash equivalents	$17,450
Accounts receivable, net	2,850,869
Inventories	332,126
Prepaid expenses and other current assets	246,479
Total current assets	3,446,924
Fixed assets, net	3,067,725
Goodwill	251,605
Other assets	18,938
Total assets	$6,785,192

Liabilities and Parent’s Equity
Current liabilities:
Accounts payable	$469,509
Deferred revenues	7,719,265
Other accrued expenses	654,259
Current portion of long term debt	507,531
Total current liabilities	9,350,564
Long term debt	1,590,658
Other liabilities	42,892
Commitments and contingencies
Parent’s equity (deficit)	(4,198,922)
Total liabilities and parent’s equity	$6,785,192

See accompanying notes.

GLOBALSAT, LLC

COMBINED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

	2007	2006
Revenue	$6,908,515	$4,415,964
Costs and operating expenses:
Cost of sales	5,167,882	3,380,106
Selling and marketing	207,822	109,780
General and administrative	524,350	431,304
Total costs and operating expenses	5,900,054	3,921,190
Income from operations	1,008,461	494,774
Interest expense	31,096	77,420
Net income	$977,365	$417,354

See accompanying notes

GLOBALSAT, LLC

COMBINED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

	2007	2006
Operating Activities:
Net income	$977,365	$417,354
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,264	99,611
Provision for doubtful accounts	—	8,825
Changes in operating assets and liabilities:
Accounts receivable	6,633,841	(722,270)
Inventories	67,987	(135,904)
Prepaid expenses and other current assets	1,428,994	(11,575)
Accounts payable	(417,536)	607,679
Deferred revenues	(581,636)	16,411
Accrued expenses	(193,590)	76,977
Other liabilities	7,685	23,482
Net cash provided by operating activities	8,079,374	380,590

Investing Activities:
Purchases of fixed assets	(295,112)	(209,269)
Net cash used in investing activities	(295,112)	(209,269)

Financing Activities:
Net transactions with parent	(7,622,005)	16,597
Repayments of notes	(153,798)	(193,455)
Net cash used in financing activities	(7,775,803)	(176,858)
Net increase (decrease) in cash and cash equivalents	8,459	(5,537)
Cash and cash equivalents at beginning of period	8,991	8,527
Cash and cash equivalents at end of period	$17,450	$2,990

See accompanying notes

GLOBALSAT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited)

1. Basis of Presentation

The combined financial statements of GlobalSat LLC (the “Company” or “GlobalSat”) include GlobalSat, Lyman Maryland Properties, LLC and Turbo Logic Associates, LLC. These companies are 100% owned by Lyman Bros., Inc. (the “Parent”). The Company is a global provider of satellite-based telecommunications services. Headquartered in metropolitan Washington D.C., it employs approximately 70 employees worldwide of which a majority are U.S. Government cleared and has a high concentration of recurring service revenues in the government marketplace.

The accompanying unaudited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all material adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results for such periods have been included. The combined results of operations for the three months ended March 31, 2007, are not necessarily indicative of the results that may be expected for the full fiscal year.

The accompanying combined financial statements should be read in conjunction with the audited combined financial statements of the Company for the fiscal year ended December 31, 2006 and the accompanying notes thereto.

2. Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes service revenue ratably over the period in which services are provided. Payments received in advance are deferred until the period such services are provided and are presented as deferred revenues in the accompanying balance sheet. Revenue from product sales is recognized when title and risk of loss pass to the customer.

Costs of Sales

Costs consist primarily of satellite space segment charges, network operations expenses, purchased materials, voice termination costs, direct labor and related overhead expenses, and customer related travel and living costs. Satellite space segment charges consist of the costs associated with obtaining satellite bandwidth (the measure of capacity) used in the transmission of services to and from the satellite leased from operators. Network operations expenses consist primarily of costs associated with the operation of the Network Operation Center (the “NOC”), on a twenty-four hour a day, seven-day a week basis, including personnel and related costs and depreciation.

Cash and Cash Equivalents

The Company classifies highly liquid financial instruments with a maturity, at the purchase date, of three months or less as cash equivalents. The Company had no cash equivalents as of March 31, 2007.

Inventories

Inventories, which consist primarily of work-in-progress from costs incurred in connection with specific customer contracts, are stated at the lower of cost (using the first-in, first-out method of accounting) or market value.

GLOBALSAT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Major improvements are capitalized and repairs and maintenance costs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to forty years. Amortization of leasehold improvements and leased equipment is calculated using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Fair Value of Financial Instruments

The recorded amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and debt approximate their fair values principally because of the short-term nature of these items.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of businesses over the fair value of the identifiable tangible net assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite life intangible assets are no longer amortized, but instead tested for impairment at least annually. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment. No impairment exists at March 31, 2007.

Long-Lived Assets

For other than goodwill and indefinite life intangibles, when impairment indicators are present, the Company reviews the carrying value of its assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flows expected to be generated by the assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds the future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

The Company evaluates the periods of amortization in determining whether later events and circumstances warrant revised estimates of useful lives. If estimates are changed, the unamortized cost will be allocated to the increased or decreased number of remaining periods in the revised lives.

Income Taxes

The Company’s Parent elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state corporate income taxes on its taxable income; instead, the shareholders are liable for individual income taxes on their respective shares of the Company’s taxable income.

3. Accounts Receivable

Accounts receivable at March 31, 2007 includes $59,497 of unbilled receivables which represent revenue for which billings have not been presented to customers at March 31, 2007 and the Company has no remaining obligation to the customer. These amounts are expected to be billed and collected within one year.

GLOBALSAT, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

(Continued)

4. Inventories

Inventories consist of the following:

March 31, 2007
Raw materials and component parts	$124,297
Work-in-progress	207,829
$332,126

5. Related Party Transactions

A portion of the general corporate overhead related to the Parent’s corporate and common support services was allocated to the Company. This corporate overhead allocated to the Company of $130,196 and $181,981 for the three months ended March 31, 2007 and 2006, respectively, primarily consisted of executive management salaries and related expenses, professional fees and accounting support. These allocations were based on actual costs incurred by the Parent. The Company believes that these cost allocations are reasonable for the services provided. Additionally, the Parent collected all payments from customers and funded all working capital requirements and capital expenditures. The net effect of these transactions resulted in an amount due from the Parent which is included in Parent’s equity.

There are two notes payable to shareholders of the Parent totaling $13,504, which bear interest at 10%.

6. Subsequent Events

On April 23, 2007, the Company entered into an asset purchase agreement to sell substantially all the assets and certain liabilities to Globecomm Systems Inc. for $18.4 million subject to certain working capital adjustments. The transaction closed on May 2, 2007.

In April 2007, the Company repaid all of its outstanding debt obligations except for the Virtue note of approximately $184,338.